SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of April, 2003.

                              TRIMARK ENERGY LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F    X        Form 40-F
                     -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                     No   X
                  -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                Trimark Energy Ltd.
                                                (Registrant)

Date   April 28, 2003                         By  /s/ Nick DeMare
     ---------------------                      --------------------------------
                                                (Signature)
                                                Nick DeMare, Director


1 Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT



Incorporated as part of:                    X     Schedule A
                                         -------
                                            X     Schedules B & C
                                         -------
                                         (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER                           TRIMARK ENERGY LTD.
                                         ---------------------------------------
ISSUER ADDRESS                           #1305 - 1090 WEST GEORGIA STREET
                                         VANCOUVER, BC   V6E 3V7
                                         ---------------------------------------
ISSUER TELEPHONE NUMBER                  (604) 685-9316
                                         ---------------------------------------
ISSUER FAX NUMBER                        (604) 683-1585
                                         ---------------------------------------
CONTACT PERSON                           MR. NICK DEMARE
                                         ---------------------------------------
CONTACT'S POSITION                       DIRECTOR
                                         ---------------------------------------
CONTACT'S TELEPHONE NUMBER               (604) 685-9316
                                         ---------------------------------------
CONTACT'S E-MAIL ADDRESS                 ndemare@chasemgt.com
                                         ---------------------------------------
WEBSITE                                  N/A
                                         ---------------------------------------
FOR QUARTER ENDED                        FEBRUARY 28, 2003
                                         ---------------------------------------
DATE OF REPORT                           APRIL 28, 2003
                                         ---------------------------------------

                                   CERTIFICATE
                                   -----------

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


DONALD W. BUSBY            /s/ Donald W. Busby                03/04/28
-----------------          --------------------        -------------------------
NAME OF DIRECTOR           SIGN (TYPED)                DATE SIGNED (YY/MM/DD)

NICK DEMARE                /s/ Nick DeMare                    03/04/28
-----------------          --------------------        -------------------------
NAME OF DIRECTOR           SIGN (TYPED)                DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A














--------------------------------------------------------------------------------



                               TRIMARK ENERGY LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                FEBRUARY 28, 2003

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                     As at             As at
                                                  February 28,       August 31,
                                                     2003              2002
                                                       $                 $
                                                                     (Audited)

                                   A S S E T S

CURRENT ASSETS

Cash                                                    29,311          336,182
Amounts receivable                                       1,988           22,849
Marketable securities                                        -           46,121
                                                 -------------    -------------
                                                        31,299          405,152
PETROLEUM AND NATURAL GAS INTERESTS (Note 3)            68,713        1,111,226

LOAN (Note 6(b))                                             -          114,843
                                                 -------------    -------------
                                                       100,012        1,631,221
                                                 =============    =============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities               300,843          328,018

ADVANCES (Note 4)                                      689,501          775,534
                                                 -------------    -------------
                                                       990,344        1,103,552
                                                 -------------    -------------

          S H A R E H O L D E R S ' E Q U I T Y ( D E F I C I E N C Y )


SHARE CAPITAL (Note 5)                              19,537,102       19,537,102

DEFICIT                                            (20,427,434)     (19,009,433)
                                                 -------------    -------------
                                                      (890,332)         527,669
                                                 -------------    -------------
                                                       100,012        1,631,221
                                                 =============    =============


APPROVED BY THE DIRECTORS

/S/ Donald W. Busby  , Director
---------------------

/S/ Nick DeMare      , Director
---------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      FOR THE SIX MONTHS ENDED FEBRUARY 28
                      (Unaudited - Prepared by Management)





                                                               Three Months Ended                Six Months Ended
                                                                  February 28,                      February 28,
                                                         ------------------------------    ------------------------------
                                                             2003              2002            2003              2002
                                                               $                 $               $                 $

REVENUES

Oil and gas sales                                                    -           30,207           10,972           55,377
Interest and other income                                       12,645           15,215           15,155           34,950
                                                         -------------    -------------    -------------    -------------
                                                                12,645           45,422           26,127           90,327
                                                         -------------    -------------    -------------    -------------
OTHER EXPENSES

Production                                                           -           37,446            5,553           64,301
General and administration                                      55,540           82,099          108,217          140,499
Depreciation, depletion and impairment                               -        1,273,755        1,258,821        2,922,260
                                                         -------------    -------------    -------------    -------------
                                                                55,540        1,393,300        1,372,591        3,127,060
                                                         -------------    -------------    -------------    -------------
LOSS BEFORE THE FOLLOWING                                      (42,895)      (1,347,878)      (1,346,464)      (3,036,733)

INTEREST EXPENSE                                               (14,365)         (13,641)         (31,372)         (27,471)

LOSS ON SALE OF
     MARKETABLE SECURITIES                                           -                -          (15,527)               -

WRITE-OFF AMOUNTS RECEIVABLE                                    (4,679)               -          (24,638)               -
                                                         -------------    -------------    -------------    -------------
NET LOSS FOR THE PERIOD                                        (61,939)      (1,361,519)      (1,418,001)      (3,064,204)

DEFICIT - BEGINNING OF THE PERIOD                          (20,365,495)     (14,145,445)     (19,009,433)     (12,442,760)
                                                         -------------    -------------    -------------    -------------
DEFICIT - END OF THE PERIOD                                (20,427,434)     (15,506,964)     (20,427,434)     (15,506,964)
                                                         =============    =============    =============    =============

LOSS PER COMMON SHARE
     - BASIC AND DILUTED                                        $(0.02)          $(0.47)          $(0.48)          $(1.05)
                                                         =============    =============    =============    =============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                               2,926,859        2,926,859        2,926,859        2,926,859
                                                         =============    =============    =============    =============




          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                      FOR THE SIX MONTHS ENDED FEBRUARY 28
                      (Unaudited - Prepared by Management)




                                                               Three Months Ended                Six Months Ended
                                                                  February 28,                      February 28,
                                                         ------------------------------    ------------------------------
                                                             2003              2002            2003              2002
                                                               $                 $               $                 $

CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                        (61,939)      (1,361,519)      (1,418,001)      (3,064,204)
Items not involving cash
     Depreciation, depletion and impairment                          -        1,273,755        1,258,821        2,922,260
     Loss on sale of marketable securities                           -                -           15,527                -
     Interest expense                                           14,365           13,641           31,372           27,471
     Write-off amounts receivable                                4,679                -           24,638                -
     Effect of unrealized foreign
          exchange gain on other assets                              -          (17,273)               -          (29,925)
                                                         -------------    -------------    -------------    -------------
                                                               (42,895)         (91,396)         (87,643)        (144,398)
(Increase) decrease in amounts receivable                          476          (18,447)          (3,777)           7,378
Decrease in inventory supplies                                       -           76,154                -           70,050
Increase (decrease) in accounts payable
     and accrued liabilities                                     5,907          520,409          (27,175)         696,870
                                                         -------------    -------------    -------------    -------------
                                                               (36,512)         486,720         (118,595)         629,900
                                                         -------------    -------------    -------------    -------------
INVESTING ACTIVITIES

Repayment of loan by officer                                         -                -          114,843                -
Proceeds from sale of petroleum and
     natural gas interests                                           -                -           84,907                -
Proceeds from sale of marketable securities                          -                -           30,594                -
Other assets                                                         -            6,419                -            6,419
Additions to petroleum and natural gas interests               (68,713)        (544,503)        (301,215)        (768,506)
                                                         -------------    -------------    -------------    -------------
                                                               (68,713)        (538,084)         (70,871)        (762,087)
                                                         -------------    -------------    -------------    -------------
FINANCING ACTIVITY

Repayment of advances                                                -                -         (117,405)               -
                                                         -------------    -------------    -------------    -------------
DECREASE IN CASH                                              (105,225)         (51,364)        (306,871)        (132,187)

CASH - BEGINNING OF PERIOD                                     134,536          133,567          336,182          214,390
                                                         -------------    -------------    -------------    -------------
CASH - END OF PERIOD                                            29,311           82,203           29,311           82,203
                                                         =============    =============    =============    =============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003
                      (Unaudited - Prepared by Management)


1.   NATURE OF OPERATIONS AND GOING CONCERN

     Trimark Energy Ltd. (the "Company") is an independent energy company primarily engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. As described in Note 3, the Company wrote off its remaining net investment in its petroleum and natural gas interests in November 2002, due to the disappointing results at East Lost Hills and regional California. In January 2003, the Company acquired an interest in oil and gas leases in Texas.

     During the six months ended February 28, 2003, the Company incurred a loss of $1,418,001 and, as at February 28, 2003, had a working capital deficiency of $269,544 and a net shareholders' deficiency of $890,332. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations.

     These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003
                      (Unaudited - Prepared by Management)


3.   PETROLEUM AND NATURAL GAS INTERESTS

                                                     As at             As at
                                                  February 28,      August 31,
                                                      2003             2002
                                                        $                $
     Evaluated Properties
        Acquisitions and leasehold costs                     -        7,956,252
        Exploration and development costs                    -        6,863,704
        Gathering facility                                   -          189,604
                                                 -------------    -------------
                                                             -       15,009,560
                                                 -------------    -------------
     Unevaluated Properties
        Acquisitions and leasehold costs                     -          554,760
        Exploration costs                               68,713          421,091
                                                 -------------    -------------
                                                        68,713          975,851
                                                 -------------    -------------
                                                             -       15,985,411
     Less: accumulated depreciation, depletion
        and impairment                                       -      (14,874,185)
                                                 -------------    -------------
                                                        68,713        1,111,226
                                                 =============    =============


     During the six months ended February 28, 2003, the Company incurred petroleum expenditures totalling $232,502 on the unsuccessful drilling of a side-track well on the Basil Project. These costs have been written off as an impairment charge. During this period the Company did not participate in the funding of any exploration activities or holding costs relating to the East Lost Hills Project. On December 2, 2002, the Company received confirmation from the operator of the East Lost Hills Project that it had formally proposed the plugging and abandonment of the ELH #4 and #9 wells.

     In light of the results and uncertainties of any further activities at East Lost Hills by the joint venture, the Board of Directors of the Company has determined that the Company will no longer provide further funding to Trimark Resources Inc. ("Trimark Inc."), a wholly-owned subsidiary which primarily holds the Company's East Lost Hills and regional California petroleum interests. Accordingly, effective November 30, 2002, the Company ceased to record the activities of Trimark Inc. and recorded a further impairment charge of $1,022,667, representing the Company's remaining net investment in Trimark Inc.

     In January 2003, Trimark Oil & Gas Inc., a wholly-owned United States subsidiary, acquired a 3% working interest in certain oil and gas leases located in Jackson County, Texas by agreeing to fund an exploration and development program on the subject leases. The Company has been cash called and has paid, in full, $68,713 (US $43,500).

BC FORM 51-901F                                                       SCHEDULE A


                               TRIMARK ENERGY LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003
                      (Unaudited - Prepared by Management)


4.   ADVANCES

     In August 2001, the Company received $553,200 pursuant to a proposed $1 million convertible debenture financing. In addition, during the year ended August 31, 2002, a further $146,800 was converted from accounts payable and accrued liabilities towards the financing. The proposed financing was not completed. The amounts advanced to the Company have been recorded as advances bearing interest at 10% per annum with no fixed term of repayment. The note holders have confirmed that they will not demand repayment of the advances in fiscal 2003. During the six months ended February 28, 2003, the Company repaid $117,405 principal and recorded $31,372 of interest expense which remained unpaid at February 28, 2003, and has been included in advances. Included in this balance is $300,000 owing to Hilton Petroleum Ltd., a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company.


5.   SHARE CAPITAL


     Authorized - unlimited common shares without par value

     Issued and outstanding -
                                                       Number            $

     Balance, August 31, 2002
        and February 28, 2003                         2,926,859      19,537,102
                                                   ============    ============


     (a) The following table summarizes information about the share options outstanding and exercisable at February 28, 2003:

Number of Options    Exercise                 Number of Options
Outstanding as at      Price                  Outstanding as at
August 31, 2002      Per Share    Expired     February 28, 2003    Expiry Date
-----------------    ---------    --------    -----------------   -------------

   125,000             $0.40      (32,143)         92,857         January 25/04
   =======                        ========         ======


     (b)  The  following  table  summarizes   information   about  the  warrants
          outstanding at February 28, 2003:

          Number of
     Warrants Outstanding           Exercise Price                  Expiry Date
     --------------------           --------------                  -----------
          242,857                       $3.64                        Mar. 06/03
          154,571                       $4.34                        Aug. 15/03
          -------
          397,428
          =======

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003
                      (Unaudited - Prepared by Management)


6.   RELATED PARTY TRANSACTIONS

     (a) During the six months ended February 28, 2003, the Company paid $90,640 for management, accounting and administrative fees provided by companies controlled by directors of the Company. As at February 28, 2003, accounts payable and accrued liabilities include $114,187 due to related parties for past services provided and advances.

     (b) During the six months ended February 28, 2003, the loan to officer was repaid in full, along with $2,242 interest.

     (c) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


7.   SEGMENTED INFORMATION

     As at February 28, 2003, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:


                                       Six Months Ended February 28, 2003
                                -----------------------------------------------
                                 Identifiable                           Net
                                    Assets           Revenues      Income (Loss)
                                       $                 $               $
                                -------------    -------------    -------------

     United States                     69,240           25,786         (606,128)
     Canada                            30,772              341         (811,873)
                                -------------    -------------    -------------
                                      100,012           26,127       (1,418,001)
                                =============    =============    =============

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003


1.(a)GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses for the six months ended February 28, 2003:


                                                                            $

     Administration and accounting                                       35,173
     Audit and legal                                                     13,236
     Foreign exchange                                                   (19,253)
     Management                                                          64,395
     Office                                                               1,850
     Shareholder communications                                           4,572
     Transfer agent and regulatory filing                                 8,244
                                                                     ----------
                                                                        108,217
                                                                     ==========


1.(b)RELATED PARTY TRANSACTIONS

     (a) During the six months ended February 28, 2003, the Company paid $90,640 for management, accounting and administrative fees provided by companies controlled by directors of the Company. As at February 28, 2003, accounts payable and accrued liabilities include $114,187 due to related parties for services provided and advances made to the Company.

     (b) During the six months ended February 28, 2003, the $114,843 loan to officer was repaid in full, along with $2,242 interest.

     (c) The amounts advanced to the Company have been recorded as advances bearing interest at 10% per annum with no fixed term of repayment. The note holders have confirmed that they will not demand repayment of the advances in fiscal 2003. During the six months ended February 28, 2003, the Company repaid $117,405 principal and recorded $31,372 of interest expense which remained unpaid at February 28, 2003, and has been included in advances. Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company, advanced $300,000.


2.(a)NO SECURITIES WERE ISSUED DURING THE SIX MONTHS ENDED FEBRUARY 28, 2003.


2.(b)NO OPTIONS WERE GRANTED DURING THE SIX MONTHS ENDED FEBRUARY 28, 2003.

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003


3.(a)AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 28, 2003

                                                             Issued
                               Authorized          ----------------------------
     Class      Par Value       Number              Number             Amount
     ------     ---------      ----------          ---------        -----------
     Common        WPV         Unlimited           2,926,859        $19,537,102


3.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT FEBRUARY 28, 2003

                                       Exercise Price
     Security         Number             Per Share                 Expiry Date
     --------        -------           --------------              -----------

     Options          92,857               $0.40                   Jan. 25/04
                     =======

     Warrants        242,857               $3.64                   Mar. 06/03(1)
     Warrants        154,571               $4.34                   Aug. 15/03
                     -------
                     397,428
                     =======

     (1)  Subsequently expired without exercise.


3.(c)SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2003

     1,488 shares remain held in escrow as at February 28, 2003.


3.(d)LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 28, 2003

     Directors:
            Donald W. Busby
            Nick DeMare
            George Muscroft

     Officers:
            Donald W. Busby, President, Chairman & CEO
            Harvey Lim, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2003


MANAGEMENT DISCUSSION & ANALYSIS
--------------------------------

Operations
----------
Effective November 30, 2002, the Company wrote-off its net investment in Trimark Resources Inc. ("Trimark Inc."), a wholly-owned subsidiary which held all of the Company's petroleum and natural gas interests at that time. Accordingly the Company ceased to record the activities of Trimark Inc. During the six months ended February 28, 2003, the Company recorded a total $1,258,821 impairment.

General and administrative costs decreased by $32,282, from $140,499 in 2002 to $108,217 in 2003. The decrease in costs were as a result of the Company's reduced operations and limited financial resources. All costs have been reduced where possible.

During the six months ended February 28, 2003, the Company disposed of its interest in the South Haskell property for cash proceeds of $84,907.

Liquidity and Capital Resources
-------------------------------
As at February 28, 2003, the Company had a working capital deficit of $269,544 and $689,501 of advances and related interest outstanding. The Company is currently not able to generate sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the acquisition of, exploration for and development of its petroleum interests or to discharge its ongoing liabilities as they come due. There is no assurance that the Company will be able to obtain sufficient financings.

Property Update
---------------
West Ranch Field, Texas
-----------------------
In January 2003, the Company identified an oil and gas development opportunity and effective as of January 1, 2003, acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. To acquire its interest, the Company funded $68,713 of initial development costs.

Investor Relations Activities
-----------------------------
During the six months ended February 28, 2003, the Company did not engage any companies to provide investor relations activities.



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